SS 1/18/06

SECU  ISSION

05076664

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES C. BUTTERFIELD, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 EAST MICHIGAN AVENUE
(No. and Street)

JACKSON (City) MICHIGAN (State) 49201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER JAMES BUTTERFIELD 517-787-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIS & JURASEK, P.C.
(Name – *if individual, state last, first, middle name*)

2545 SPRING ARBOR ROAD, SUITE 200 (Address) JACKSON (City) MICHIGAN (State) 49203 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/06

OATH OR AFFIRMATION

I, ALEXANDER JAMES BUTTERFEILD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES C. BUTTERFEILD, INC., as of OCTOBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DARLENE J. SCOUTEN
NOTARY PUBLIC, STATE OF MI
COUNTY OF HILLSDALE
MY COMMISSION EXPIRES Oct 25, 2011
ACTING IN COUNTY OF JACKSON

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James C. Butterfield, Inc.
Jackson, Michigan

Period Ended October 31, 2005



Table of Contents


WILLIS & JURASEK, CPAs, CONSULTANTS
W
SERVICE EXCELLENCE SINCE 1967

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

We have audited the answers to the Focus Report - Part IIA of James C. Butterfield, Inc. as of October 31, 2005. Our audit was made in accordance with auditing standards generally accepted in the United States of America and with the auditing requirements prescribed by the Securities and Exchange Commission; accordingly, it included a review of the accounting system and control structure (including the procedures for safeguarding securities), and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying Focus Report - Part IIA of James C. Butterfield, Inc. at October 31, 2005, presents fairly the information required in the form prescribed by the Securities and Exchange Commission in conformity with accounting principles generally accepted in the United States of America.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

November 17, 2005

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Post Office Box 39
Jackson, Michigan 49204-0039

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-mail: willis@willispc.com
Web site: www.willispc.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]

4) Special request by designated examining authority [19]   5) Other [X 26]

NAME OF BROKER-DEALER: JAMES C. BUTTERFIELD, INC. [13]

SEC FILE NO.: 8-12429 [14]

FIRM I.D. NO.: 4€2 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

111 EAST MICHIGAN AVENUE [20]
(No. and Street)

JACKSON [21] MICHIGAN [22] 49201 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 11/01/04 [24]

AND ENDING (MM/DD/YY): 10/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: ALEXANDER JAMES BUTTERFIELD [30]

(Area Code) — Telephone No.: 517-787-5000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

Name		Official Use	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [X 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X 42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 29 day of Dec 2005

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [initials]
Principal Financial Officer or Partner

3) [initials]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations: (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

WILLIS & JURASEK, P.C. [70]

ADDRESS

2545 SPRING ARBOR RD, SUITE 200 [71]	JACKSON [72]	MICHIGAN [73]	49203 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
JAMES C. BUTTERFIELD, INC.

N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 10/31/05 [99]
SEC FILE NO. 8-12429 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 71,067	200			$ 71,067	750
2. Receivables from brokers or dealers:						
A. Clearance account	1,360	295				
B. Other	1,984	300	$ 50,111	550	53,455	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	223,502	424				
E. Spot commodities		430			223,502	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	183,816	680	183,816	920
11. Other assets		535	4,000	735	4,000	930
12. TOTAL ASSETS	$ 297,913	540	$ 237,927	740	$ 535,840	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. as of 10/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	11,360	1205		1385	11,360	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured	107,608	1211		1390	107,608	1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. includes equity subordination (15c3-1(d)) of ... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of ... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 118,968	1230	$	1450	$ 118,968	1760

Ownership Equity

21. Sole Proprietorship	$	1770
22. Partnership (limited partners) ($ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	32,949	1792
C. Additional paid-in capital	21,104	1793
D. Retained earnings	362,819	1794
E. Total	416,872	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 416,872	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 535,840	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD as of 10/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 416,872	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			416,872	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 416,872	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 239,927	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(237,927)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$ 178,945	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	34,642	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(34,642)	3740
10. Net Capital			$ 144,303	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. as of 10/31/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	7,931	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	94,303	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	132,406	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	118,968	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	118,968	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	82	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC.

For the period (MMDDYY) from 11/1/04 [3932] to 10/31/05 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE		
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 18,505	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	6,652	3939
d. Total securities commissions	25,157	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	27,822	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	125,104	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	442,253	3995
9. Total revenue	$ 620,336	4030
EXPENSES		
10. Salaries and other employment costs for general partners and voting stockholder officers	260,000	4120
11. Other employee compensation and benefits	80,364	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	6,249	4195
15. Other expenses	181,429	4100
16. Total expenses	$ 528,042	4200
NET INCOME		
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 92,294	4210
18. Provision for Federal income taxes (for parent only)	6,250	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 86,044	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
JAMES C. BUTTERFIELD, INC.

For the period (MMDDYY) from 11/1/04 to 10/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 332,828	4240
A. Net income (loss)		86,044	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	2,000	4270
2. Balance, end of period (From item 1800)		$ 416,872	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. as of 10/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ____ 4550
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ____ 4560
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
      Name of clearing firm 30 ____ 4335 ____ 4570
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) ____ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 ____ 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

James C. Butterfield, Inc.

Financial Statements
and Independent Auditors' Report

Period Ended October 31, 2005

Contents



Independent Auditors' Report

Board of Directors
James C. Butterfield, Inc.
Jackson, Michigan

We have audited the accompanying statement of financial condition of James C. Butterfield, Inc. as of October 31, 2005, and the related statements of income, retained earnings and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of James C. Butterfield, Inc. as of October 31, 2005, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

We have compiled the accompanying statements of financial condition of James C. Butterfield, Inc. as of December 31, 2004, and the related statements of income, retained earnings and cash flows for the year then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements as of December 31, 2004 and, accordingly, do not express an opinion or any other form of assurance on them.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

November 17, 2005

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Post Office Box 39
Jackson, Michigan 49204-0039

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-mail: willis@willispc.com
Web site: www.willispc.com

James C. Butterfield, Inc.

Statements of Financial Condition

October 31, 2005 and December 31, 2004

	2005	2004
Assets		
Current Assets:		
Cash	$ 71,067	$ 15,257
Commissions receivable	53,455	47,428
Securities owned - at market value	223,502	210,834
Employee loan	4,000	4,000
Deferred tax asset	-	580
Total current assets	352,024	278,099
Property, Plant & Equipment:		
Equipment	22,036	22,036
Leasehold improvements	170,115	170,115
Auto	11,000	11,000
	203,151	203,151
Less: accumulated depreciation	(19,335)	(11,338)
Total property, plant & equipment	183,816	191,813
	$ 535,840	$ 469,912
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ 18,464	$ 25,000
Accrued expenses	11,360	5,306
Total current liabilities	29,824	30,306
Long-Term Debt:		
Note payable - Bank	9,264	22,870
Note payable - remodeling	98,344	105,812
Less current portion	(18,464)	(25,000)
Total long-term debt	89,144	103,682
Stockholders' Equity:		
Common stock-$1.00 par value; authorized 50,000 shares; issued and outstanding 32,949 shares	32,949	32,949
Capital in excess of par value	21,104	21,104
Retained earnings	362,819	281,871
Total stockholders' equity	416,872	335,924
	$ 535,840	$ 469,912

See Accountants' Report and Accompanying Notes to Financial Statements.

James C. Butterfield, Inc.
Statements of Income
Periods Ended October 31, 2005 and December 31, 2004

		2005	%		2004	%
Income:						
Commissions - agency	$	22,814	4.4	$	21,294	3.9
Commissions - mutual funds		102,698	19.6		131,679	24.1
Profits - sale of securities		12,668	2.4		22,871	4.2
Insurance products		17,139	3.3		24,483	4.5
Management fees		366,888	70.2		339,932	62.1
Other income		761	0.1		7,056	1.3
Total income		522,968	100.0		547,315	100.0
Expenses:						
Salaries and wages		258,918	49.5		282,415	51.6
Payroll taxes		17,021	3.3		17,777	3.2
Group insurance and medical		22,692	4.3		22,865	4.2
Retirement		8,083	1.5		8,541	1.6
Promotion and entertainment		39,898	7.6		23,787	4.3
Dues and subscriptions		2,626	0.5		6,366	1.2
Telephone		6,715	1.3		12,243	2.2
Office expense		8,481	1.6		14,476	2.6
Postage		3,491	0.7		7,027	1.3
Building maintenance		560	0.1		15,319	2.8
Legal and accounting		10,200	2.0		10,745	2.0
Insurance		4,455	0.9		4,164	0.8
Computer expense		1,070	0.2		4,064	0.7
Training and seminars		9,054	1.7		38,279	7.0
Utilities		11,650	2.2		7,790	1.4
Interest		3,291	0.6		4,550	0.8
Rent		11,596	2.2		12,000	2.2
Depreciation		7,998	1.5		3,207	0.6
Corporate taxes		7,391	1.4		8,448	1.5
Total expenses		435,190	83.2		504,063	92.1
Income Before Provision for Federal Income Taxes		87,778	16.8		43,252	7.9
Provision for Federal Income Taxes		6,830	1.3		5,155	0.9
Net Income	$	80,948	15.5	$	38,097	7.0

See Accountants' Report and Accompanying Notes to Financial Statements.

James C. Butterfield, Inc.

Statements of Retained Earnings

Periods Ended October 31, 2005 and December 31, 2004

	2005	2004
Balance - Beginning of Period	$ 281,871	$ 245,774
Less Dividends	-	2,000
Net Income for the Period	80,948	38,097
Balance - End of Period	$ 362,819	$ 281,871

See Accountants' Report and Accompanying Notes to Financial Statements.

James C. Butterfield, Inc.

Statements of Cash Flows

Periods Ended October 31, 2005 and December 31, 2004

	2005	2004
Cash Flows From Operating Activities:		
Net income	$ 80,948	$ 38,097
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	7,998	3,207
(Gain) loss on investments, net	(12,668)	(22,871)
Deferred income taxes	580	5,155
Changes in current assets and liabilities:		
(Increase) decrease in commissions receivable	(6,027)	(4,609)
(Increase) decrease in employee loan	0	19,000
Increase (decrease) in accrued expenses	6,054	4,257
Net cash provided (used) by operating activities	76,885	42,236
Cash Flows From Investing Activities:		
Proceeds from issuance of debt	0	128,684
Payments on long-term debt	(21,075)	0
Cash payments for the purchase of property	0	(179,529)
Net cash provided (used) by investing activities	(21,075)	(50,845)
Cash Flows From Financing Activities:		
Dividends paid	0	(2,000)
Net cash provided (used) by financing activities	0	(2,000)
Net Increase (Decrease) In Cash And Cash Equivalents	55,810	(10,609)
Cash And Cash Equivalents at Beginning of Period	15,257	25,866
Cash And Cash Equivalents at End of Period	$ 71,067	$ 15,257

See Accountants' Report and Accompanying Notes to Financial Statements.

James C. Butterfield, Inc.
Reconciliation of Ownership Equity in Financial Statements
with Focus Report Part IIA
Period Ended October 31, 2005

	Amount
Ownership Equity - Financial Statements	$ 362,819
Ownership Equity - Focus Report Part IIA	$ 362,819

See Accountants' Report and Accompanying Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Business

The Company operates in the securities industry and provides investment counseling and other services. The Company operates primarily in the Jackson, Michigan area.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities owned by the Company are stated at market quotation value.

Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Accounts Receivable

Management has determined that all outstanding receivables are collectible. Therefore, no provision has been made for uncollectible accounts.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated and straight-line methods for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Furniture and fixtures	5 - 7
Leasehold improvements	7 – 39

Maintenance and repairs, including replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

Minimum Capital Requirements

Under rules prescribed by the Securities and Exchange Commission, the ratio of the firm's "aggregate indebtedness" to "net capital" (as those terms are defined in the rules) must not exceed 15 to 1. At October 31, 2005, the ratio of aggregate indebtedness to net capital was approximately 0.82 to 1. The firm's net capital as of October 31, 2005, is $144,303 and exceeds the required net capital of $50,000 by $94,303.

James C. Butterfield, Inc.
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (Continued)

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

Income Taxes

Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets. The Company has a net operating loss carryforward of $3,879 available to offset taxable income for the tax year ending December 31, 2005. It is expected this carryforward will be entirely used in the current tax year, therefore, no deferred tax asset is recorded as of October 31, 2005. Any net operating loss not used in the current tax year may be carried forward to 2015.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Securities Owned

The Company records its investment in securities at market, listed as follows:

Shares or Bonds		Market Value at October 31, 2005
1,933.625	Pioneer Mid Cap Value Fund	$ 44,164
1,341.587	Pioneer Growth Shares	16,582
1,522.731	Templeton Growth Fund	35,748
1,344.755	Mutual Discovery Fund	34,708
867.317	Franklin Small-Mid Cap Growth Fund	31,033
52,000.140	Galaxy Money Market Fund	52,000
300.000	The NASDAQ Stock Market, Inc.	9,267
		$223,502

Note 3 - Long-Term Liabilities

	Due Within One Year	Due After One Year
Note payable – Bank – secured by trust assets; payments of $1,596 per month including interest at 6.00%	$ 9,264	$ -
Promissory note payable – unsecured; payments of $1,000 per month; interest at 3.00%; no defined maturity date	9,200	89,144
	$ 18,464	$ 89,144

Maturities of long-term debt are as follows:

December 31	
2006	$ 18,464
2007	9,500
2008	9,800
2009	10,000
2010	10,400
Thereafter	49,444
	$107,608

Note 4 - Rents and Related-Party Transactions

The Company leases its office facility from a related party for approximately $1,000 per month. Rent expense for the periods ended October 31, 2005 and December 31, 2004 was $10,000 and $12,000, respectively.

Note 5 - Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to the short-term maturities of those instruments.

Note 6 - Securities and Exchange Commission Report

Part IIA of the Company's October 31, 2005, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

Note 7 - Year-End for Tax and Audit

The Company has a calendar year-end for book and tax purposes and an October 31st year-end for audit purposes.

Note 8 - Retirement Savings Plan

The Company's retirement plan is a defined contribution plan under the Internal Revenue Code Section 401(k). The plan covers substantially all full-time employees. Company contributions to the plan are determined annually by the Board of Directors. The Company reserves the right to modify, amend or terminate the plan even though the plan is expected to continue indefinitely. Contributions for the period ended October 31, 2005 were $8,083 and for the year ended December 31, 2004 were $8,541.


WILLIS & JURASEK, CPAs, CONSULTANTS
W
SERVICE EXCELLENCE SINCE 1967

November 17, 2005

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

Gentlemen:

In planning and performing our audit of the financial statements of James C. Butterfield, Inc., (the Company), for the period ended October 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control system and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Post Office Box 39
Jackson, Michigan 49204-0039

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-mail: willis@willispc.com
Web site: www.willispc.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of such to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of James C. Butterfield, Inc. for the period ended October 31, 2005, and this report does not affect our report thereon dated November 17, 2005.

The size of the business necessarily imposes practical limitations on the effectiveness of internal accounting control, procedures for safeguarding securities, and practices and procedures employed quarterly in counting and accounting for securities and in resolving securities differences because all transactions for the purchase and sale of securities are made generally by the owners/officers. There are only three other employees of the Company. Substantially, all accounting and cashiering functions are performed by one owner. Security, position record, and the accounting for other securities are performed by this owner/officer. Although the number of personnel of the Company makes it impossible to have a separation of duties whereby all work of any one individual is independently checked by another individual, the size of the business does permit the owners/officers to have knowledge of all aspects of the business and all accounting records; accordingly, management proposes no change in procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,



Willis & Jurasek, P.C.

James C. Butterfield, Inc.
Statement of Financial Condition
October 31, 2005

Assets		**Liabilities and Stockholders' Equity**	
Current Assets:		Current Liabilities:	
Cash	$ 71,067	Current portion of long-term debt	$ 18,464
Commissions receivable	53,455	Accrued expenses	11,360
Securities owned (market value)	223,502	Total current liabilities	29,824
Employee loans receivable	4,000		
Property, plant and equipment	183,816	Long-term debt	89,144
		Stockholders' Equity	416,872
	$535,840		$535,840

Summary of Significant Accounting Policies

Accounting for Security Transactions

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Securities owned by the Company are stated at market quotation value.

Minimum Capital Requirements

The Company is required to maintain minimum capital as defined in the "net capital" rules of the Securities and Exchange Commission of $50,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At October 31, 2005, the Company's "net capital" was approximately $144,303 and exceeds the required "net capital" of $50,000. The ratio of aggregate indebtedness to net capital was approximately 0.82 to 1.

Securities and Exchange Commission Report

Part IIA of the Company's October 31, 2005, Securities and Exchange Commission Report (Form X-17A-5) is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan, or at the Chicago, Illinois office of the Securities and Exchange Commission.

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

Independent Auditors' Report

James C. Butterfield, Inc.
Jackson, Michigan

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of James C. Butterfield, Inc. as of October 31, 2005, and the related statements of income, retained earnings and cash flows for the period then ended (not presented herein); and in our report dated November 17, 2005, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed financial statement is fairly stated in all material respects in relationship to the financial statements from which it has been derived.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

November 17, 2005